EXHIBIT 12.1
THE HERSHEY COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands of dollars except for ratios)
(Unaudited)

	For the Nine Months Ended
	September 30, 2007	October 1, 2006
Earnings:

Income before income taxes (a)	$241,141	$631,665

Add (deduct):

Interest on indebtedness	92,690	85,800
Portion of rents representative of the interest factor (b)	6,069	5,743
Amortization of debt expense	573	362
Amortization of capitalized interest	2,002	2,158
Adjustment to exclude minority interest and income or loss from equity investee	(399)	---

Earnings as adjusted	$342,076	$725,728

Fixed Charges:

Interest on indebtedness	$92,690	$85,800
Portion of rents representative of the interest factor (b)	6,069	5,743
Amortization of debt expense	573	362
Capitalized interest	248	46

Total fixed charges	$99,580	$91,951

Ratio of earnings to fixed charges	3.44	7.89

NOTE:

(a)
Amounts for 2006 were adjusted for the impact of certain immaterial adjustments relating to the timing of the recognition of revenue, as permitted by Securities and Exchange Commission Staff Accounting Bulletin No. 108, Considering the Effects of Prior Misstatements When Quantifying Misstatements in Current Year Financial Statements, adopted in the fourth quarter of 2006.

(b)	Portion of rents representative of the interest factor consists of one-third of rental expense for operating leases.